Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. FILES
PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS FOR
COMMON SHARES OFFERING

Edmonton, Alberta, August 7, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) today filed and received a receipt for a preliminary short form base shelf prospectus (the "Prospectus") covering the public offering of Common Shares in each of the provinces and territories of Canada, except Québec and filed a related registration statement (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC").

Once a receipt is issued for a final short form base shelf prospectus and the Registration Statement becomes effective, these filings will allow the Company to offer and issue Common Shares to the public by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place, with gross proceeds to the Company not to exceed $150,000,000 CAD.  The Prospectus will also allow certain of the shareholders of the Company to offer all or a part of their Common Shares to the public by way of one or more Prospectus Supplements.

A Registration Statement relating to the Common Shares has been filed with the SEC but has not yet become effective. These Common Shares may not be sold nor may offers to buy be accepted, before a receipt is issued for a final short form base shelf prospectus and the Registration Statement becomes effective. A copy of the Prospectus has been filed and will be available via SEDAR (www.sedar.com). The Registration Statement may also be accessed directly from the SEC’s website at www.sec.gov.

This news release is not an offer to sell nor is it a solicitation of an offer to buy these securities. These securities may not be sold nor may an offer to buy these securities be accepted prior to their registration or qualification under securities laws.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

This release may contain forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future

NEWS RELEASE

actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate”, "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this document.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about the Company, you should read the disclosure documents filed with the SEC and the Canadian Securities Administrators (the "CSA"). You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

NEWS RELEASE

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca